Mail Stop 0407

      							May 10, 2005

Via U.S. Mail and Fax (972-236-6974)
Mr. Andrew L. Simon
President, CEO & CFO
Touchstone Applied Science Associates, Inc.
4 Hardscrabble Heights,
P.O. Box 382
Brewster, NY 10509

	RE:	Touchstone Applied Science Associates, Inc.
      Form 10-KSB for the fiscal year ended October 31, 2004
		Filed January 28, 2005
		Form 10-QSB for the quarter ended January 31, 2005
		File No. 001-16689

Dear Mr. Simon:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Response to Staff Comment Letter dated April 12, 2005

1. Refer to our prior comment number 5.   Please tell us when and
how
you recognize revenue from your long-term state contract for development of custom tests and refer to specific accounting literature. In addition, tell us more about the nature of this arrangement and the services performed.

2. We note your response to our prior comment number 6.   In view
of
the determination that your accounting was inconsistent with the accounting literature and revision of the financial statements, it appears that your disclosure controls and procedures were ineffective as of October 31, 2004 and for your subsequent completed quarterly periods. Please revise, or tell us why you believe they are effective, if so.



*    *    *    *



      As appropriate, please amend your Forms 10-KSB and 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact O. Nicole Holden, Staff Accountant, at (202) 824-5265 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel,
							Assistant Director


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Mr. Andrew L. Simon
Touchstone Applied Science Associates, Inc.
May 10, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE